Filed by: Sonida Senior Living, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Sonida Senior Living, Inc. Commission File No. 001-13445 Date: November 5, 2025 Sonida and CNL Healthcare Properties A Compelling Combination November 5, 2025

Disclaimer Important Information and Where to Find It • This presentation relates to a proposed transaction involving the Sonida Senior Living, Inc. (“Sonida”) and CNL Healthcare Properties, Inc. (“CHP”). In connection with the proposed transaction, Sonida and CHP will each file relevant materials with the SEC, including a registration statement on Form S-4 to register the shares of Sonida common stock to be issued to the CHP stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of CHP and the stockholders of Sonida seeking their respective approval of the transaction. Sonida and CHP may also file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Sonida and/or CHP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SONIDA’S AND CHP’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SONIDA, CHP AND THE PROPOSED TRANSACTION. Investors and shareholders may obtain copies of these documents and other documents filed by Sonida and CHP with the SEC free of charge through the website maintained by the SEC at www.sec.gov or from Sonida at its website, sonidaseniorliving.com, under the heading Investor Relations, or from CHP at its website, cnlhealthcareproperties.com. Participants in the Solicitation • Sonida and CHP, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Sonida and CHP and other persons who may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the transaction, which will be filed with the SEC. Information about the directors and executive officers of Sonida and their ownership of Sonida equity interests can be found in Sonida’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 29, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Sonida’s directors and executive officers; and in other documents filed by Sonida with the SEC. Information about the directors and executive officers of CHP and their ownership of CHP equity interests is set forth in the definitive proxy statement for CHP’s 2024 Annual Meeting of Stockholders, filed with the SEC on September 16, 2024 and in other documents filed by CHP with the SEC. Forward-Looking Statements • This presentation may contain forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “could,” “should,” “anticipate” and similar statements of a future or forward-looking nature. The forward-looking statements, are subject to certain risks and uncertainties, and actual results, events and financial condition could materially differ from those indicated in the forward-looking statements, including, among others, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”) or the inability to complete the proposed transaction on the anticipated terms or by the end of the Outside Date (as defined in the Merger Agreement), (2) the inability to complete the proposed transaction due to the failure to satisfy all of the conditions to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) costs related to the proposed transaction, (4) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (5) the risk of litigation action related to the proposed transaction, (6) such other economic or other conditions in the markets CHP or Sonida are engaged in, (7) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in Sonida’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2025, and as such factors may be updated from time to time in Sonida’s other filings with the SEC, and (8) the risks, uncertainties and factors set forth under “Item. 1A. Risk Factors” in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 5, 2025, and as such factors may be updated from time to time in CHP’s other filings with the SEC, which such filings are which are accessible on the SEC’s website at www.sec.gov. This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of this presentation, and neither CHP nor Sonida assume any obligation to update any written or oral forward-looking statement made by either Sonida or on its behalf or CHP or on its behalf as a result of new information, future events or other factors, except as required by law. 2

Transaction Overview

Transaction Detail	• Sonida Senior Living, Inc. ("Sonida" or the "Company") to merge with CNL Healthcare Properties, Inc. ("CHP") • CHP shareholders to receive $6.90 consideration per share, comprised of $2.32 in cash and $4.58 in newly issued Sonida stock (exchange ratio to be determined based on asymmetric collar at closing; see below for additional information on the collar)
Management and Governance	• Combined Company is expected to operate under the name Sonida Senior Living, trade on the NYSE under the ticker "SNDA", and be led by Brandon Ribar (President & CEO) and existing Sonida management team • Combined Company Board will remain at 9 directors; Managing Partner of Conversant to join Board as Chairman and CHP to nominate 2 directors
Asymmetric Collar / Sonida Ownership	• Number of shares to be issued to CHP shareholders will be subject to an asymmetric collar price range between $22.73 and $34.76 per share • Asymmetric Collar based on Reference Price of $26.74 and Sonida stock price range of -15% to +30% • Pro forma ownership will range from 39.5% to 50.0% for Sonida shareholders subject to the final exchange ratio. Based on the Reference Price, Sonida shareholders would own 43.4%[1] and CHP shareholders would own 56.6%[1]
Financial Impact	• Transaction expected to be accretive to Normalized FFO per share on Year 1 run-rate basis • Expected synergies of approximately $16 to $20 million in Year 1 (inclusive of the termination of CHP's external advisory contract), with anticipated future upside • Immediately deleveraging for Sonida. Anticipate leverage to decline by more than 1.25x from low-9x to mid- to upper-7x net debt to Adjusted EBITDA[2] following closing and full integration of the merger • Further strengthens Sonida's balance sheet, improves borrowing costs and accelerates path to the Company's medium-term leverage target of 6x
Financing	• The Company's two largest shareholders, Conversant Capital and Silk Partners, who combined own approximately 64% of current Sonida common stock[3], will invest an additional $110 million common equity in connection with the closing; in addition, Conversant has executed an agreement to vote for the transaction • Sonida has obtained committed bridge financing of $900 million which is available to fund the cash portion of the purchase price and repay CHP's existing corporate credit facilities at closing • Sonida has also obtained a committed, upsized revolving credit facility of $300 million, which will replace its existing revolver upon closing; accordion feature provides for potential to upsize total bank facilities to $1.25 billion
Timing	• Expected transaction closing late Q1 or early Q2 2026, subject to shareholder votes from Sonida and CHP

(1) Based on Reference price of $26.74. Economic ownership of Sonida shareholders takes into account shares being issued to Conversant Capital and Silk Partners in respect of their $110 million equity investment and excludes as-converted effect of Sonida convertible preferred stock and outstanding warrants for Sonida common stock.
(2) Adjusted EBITDA includes estimated G&A synergies of $16 - $20 million.
(3) Economic ownership, excluding as-converted shares from Convertible Preferred Equity and outstanding warrants for Sonida common stock.

3

Strategic Rationale

The combination of Sonida and CHP creates a scaled, pure-play, high-growth and differentiated senior housing platform positioned to capitalize on long-term sector tailwinds

Leading Pure-Play Senior Housing Owner-Operator

- Combination creates the 8th largest [(1)] U.S. senior housing owner with ~14,700 owned units
- Upscale senior housing portfolio clustered around key regional markets with strong underlying growth metrics
- Attractive sector fundamentals, providing critical services to rapidly growing 80+ population

Unique Owner – Operator – Investor Strategy

- Benefits of scale from diversification and regional cluster investment strategy
- Speed, control and flexibility to pursue value-add strategies in existing portfolio and future acquisitions
- Experienced leadership with robust integration experience, strong capital allocation track record, and continued alignment with shareholders

Significant Financial Benefits with Meaningful Long-Term Upside

- Transaction expected to be immediately accretive to Normalized FFO per share, with expected annual corporate synergies of ~$16 to 20mm
- Future upside from operating cost synergies and economies of scale in regional management structures
- Increased equity market capitalization, liquidity and access to capital

Enhanced Balance Sheet to Capitalize on Multiple Growth Levers

- Immediately deleveraging transaction that strengthens balance sheet and improves free cash flow conversion
- Ability to invest in high-ROI internal and external growth opportunities

(1) Based on ASHA Top 50 Owners 2025.

4

Meaningful Financial Benefits for Shareholders

SONIDA SENIOR LIVING

Financial Benefits of the Transaction

	Sonida Current	Sonida Pro Forma
✓ Significantly reduces leverage and increases balance sheet capacity	**Low-9x** Leverage	**Mid- to Upper-7x** Leverage
✓ Incremental scale in G&A and management fee / regional operating structure, with future upside as additional synergies realized	**8.9%** 2026E G&A and 3rd Party Mgmt. Fees *(as a % of Total Revenue)*	**7.4%** 2026E G&A and 3rd Party Mgmt. Fees *(as a % of Total Revenue)*
✓ Highly accretive to Normalized FFO per share	**~$1.25** 2026E Normalized FFO per Share	**+28% to +62%** (1) 2026E Normalized FFO per Share Accretion
✓ Increases float, market cap with upside from potential index inclusion in the future	**$500mm / $180mm** Market Cap. / Free Float	**$1.4bn / $1.0bn** Market Cap. / Free Float
✓ Synergies driving improved free cash flow	**>$16 to 20mm** Synergies	**>$60mm / Year** Annual FCF (2)

(1) Normalized FFO per share to common shareholders accretion reflects range of accretion based on upper- and lower-end exchange ratios per asymmetric collar.
(2) Estimated free cash flow based on Normalized FFO to common shareholders less recurring capital expenditures.

5

Leading Pure-Play Publicly-Traded U.S. Senior Housing Company (1) $195mm $3.0bn Combined Enterprise Value Adjusted EBITDA Ashton at Anderson The Addison of St. Johns Cincinnati, OH Jacksonville, FL 153 14,700 (2) (2) Owned Properties Owned Units (No Operating Leases) (No Operating Leases) th 8 100% Largest Senior Senior Housing (3) Housing Owner Isle at Cedar Ridge MorningStar of Boise Austin, TX Boise City, ID C-Corp Structure Provides Sonida with Flexibility and Control over Operations and Capital Allocation Decisions Note: All metrics are at share. (1) Estimated figure rounded for illustrative purposes. Based on pro forma 2026E Adjusted EBITDA and includes estimated synergies of $16mm to $20mm. (2) As of September 30, 2025. Includes 84 Owned Properties for Sonida (including JVs); excludes 13 properties managed for third-party owners. CHP portfolio includes 54 Senior Housing Operating Properties (SHOP) and 15 owned, triple-net properties leased (as landlord) to third-party tenants; excludes 1 vacant land parcel. 6 (3) Source: ASHA Top 50 Owners 2025. Based on pro forma number of units for the combined company.

Asymmetric Collar Overview: Range of Accretion and Share Ownership

SONIDA SENIOR LIVING

Collar provides potential for incremental upside to Sonida shareholders and stability of share value within the collar range for CHP shareholders

- Asymmetric Collar range set at 15% discount and 30% premium to Sonida Reference price of $26.74, which was determined based on 30-trading day VWAP as of 2 business days prior to signing of the merger agreement
  - Sonida to issue to CHP shareholders (a) Fixed cash consideration of $2.32 and (b) Stock consideration of $4.58 per share of Sonida stock for each share of CHP stock *(final Exchange Ratio based on Sonida's Closing Price [1] and the Asymmetric Collar)*
  - Based on maximum and minimum Exchange Ratio, existing Sonida shareholders' economic ownership would range from 39.5% to 50.0% [2]
  - Exchange Ratio will not exceed 0.2015x or be less than 0.1318x (see table below)
- ***Asymmetric Collar generates incremental Normalized FFO per Share accretion as Closing Price increases within the collar range***

Overview of Asymmetric Collar Mechanism

	Low End of Collar	Reference Price	High End of Collar
Closing Price Range	$22.73	$26.74	$34.76
% Change	*-15%*	-	*+30%*
Resulting Exchange Ratio	0.2015x	0.1713x	0.1318x
Shares Issuable to CNL Shareholders (mm)	35.0	29.8	22.9
Sonida Shareholders Ownership (%)[2]	39.5%	43.4%	50.0%
Normalized FFO Per Share Accretion (%)	***28%***	***40%***	***62%***

Source: Sonida and CHP management with adjustments for the transaction, FactSet.
(1) Closing Price defined as 10-trading day VWAP, set 2 business days prior to closing of the merger.
(2) Economic ownership of Sonida shareholders takes into account shares being issued to Conversant Capital and Silk Partners in respect of their $110 million equity investment and excludes as-converted effect of Sonida convertible preferred stock and outstanding warrants for Sonida common stock.

7

Highly Complementary Portfolios

(Figures rounded for illustrative purposes)

	Sonida	CHP (1)	Pro Forma Combination
Enterprise Value	$1.2 Billion	$1.8 Billion	$3.0 Billion
2026E Adj. EBITDA *(rounded)* (2)	$75 Million	$100 Million	$195 Million
Owned Units (3)	7,200	7,500	14,700
% Senior Housing	100%	100%	100%
Same-Store Occupancy (SHOP) (4)	87%	86%	87%
RevPOR (SHOP) (4)	$4,800	$5,700	$5,200
Portfolio Vintage (Years)	19	16	17

Portfolio Acuity *(By Owned Units)*



MC 18%
IL 32%
AL 50%

+



SNF 2%
MC 13%
IL 37%
AL 48%

=



SNF 1%
MC 16%
IL 34%
AL 49%

92% Private Pay

Geography Breakdown *(By Owned Properties)*



Other 26%
TX 23%
OH 17%
IN 14%
WI 10%
FL 10%

+



TX 13%
OR 13%
IA 9%
OH 7%
FL 5%
Other 53%

=



TX 18%
OH 13%
IN 9%
WI 7%
FL 7%
Other 46%

Source: Sonida and CHP management with adjustments for the transaction, FactSet.
Note: All metrics are at share and rounded for illustrative purposes.
(1) CHP transaction value shown at $6.90 per share; reflects total transaction consideration including transaction costs and repayment of CHP debt.
(2) Figures rounded for illustrative purposes. Pro forma metrics include approximately $16mm to $20mm estimated synergies.
(3) Unit counts rounded to nearest hundreds. Based on 84 Sonida owned properties (at share) and CHP's 69 properties (excludes 1 vacant land parcel).
(4) Occupancy (same store) and RevPOR (total portfolio) as of 9/30/25 YTD.

8

Meaningful Geographic Overlap Combination creates leading pure-play senior housing player with balanced diversification in demographically attractive key geographies (1) Attractive Markets & Strong Underlying Demographics ~80% of Combined Portfolio NOI in Overlapping States or Strategic Regional Clusters Representative / 75+ Pop. Growth Median Home Mountain West Sample Markets (Next 5 Yrs) Value ($k) Midwest Pacific Dallas Fort- Northwest 30% $390k Worth Northeast Atlanta 27% $570k North/Central 27% $468k Florida Southeast Portland / 24% $546k Seattle 1% 6% Midwest 7% Texas 8% 34% Combined Southeast ~$250mm SHOP 25% $381k 2026E Mountain West (3) Portfolio (2) Texas Total NOI Pacific NW 21% Other Sonida CHP 23% Northeast U.S. National Sonida Only States 22% $357k Average CHP Only States Sonida / CHP Overlapping States Source: Sonida and CHP management Based on NIC and Green Street data. (1) Represents owned portfolio (at share). (2) Pre-G&A and pre-3rd party management fees. Includes rent from triple-net leased assets. 9 (3) Weighted average based on units (at share).

High Quality Senior Housing Portfolio

Acquiring 69 high quality, well-invested Senior Housing communities (54 SHOP) that are complementary to Sonida's existing portfolio

- ***Top 20 assets (approx. 80% of NOI) located in attractive markets with household incomes, home values and 75+ population net worth 20% - 30% above national averages***
- Over $80mm of capital expenditures into the SHOP [1] assets over the past 5 years to address maintenance needs plus offensive repositioning to accelerate performance
- Includes Triple Net portfolio (15 assets / 1,300 units) with stable cash flows and strong coverage ratios enhanced by tenant guarantees

NOI Concentration (SHOP) [2]


~80% in Top 20
~92% in Top 30
100% (All SHOP Assets)

NOI Margin (SHOP) [2][3]


27%
24%
32%
Peer Avg
CHP
Top 20

Avg. Units / Property (SHOP) [2][3]


95
115
163
Peer Avg
CHP
Top 20

Avg. Asset Age – Years [3][4]


20
16
~17
Peer Avg
CHP
Top 20



Fairfield Village of Layton
Layton, UT



Watercrest at Mansfield
Mansfield, TX



Parc at Piedmont
Marietta, GA



Park Place Senior Living of Winghaven
O'Fallon, MO



Waterstone on Augusta®
Greenville, SC

Source: Company financials and metrics as of Q3'25 for CHP.
(1) For detailed definition of Senior Housing Operating Properties (SHOP), please refer to Appendix.
(2) Excludes 15 triple-net owned assets.
(3) Peers include WELL, VTR, SBRA, AHR, NHI, and LTC. Data as of 6/30/2025.
(4) Average age based on wholly-owned portfolio.

10

A New Top 10 U.S. Senior Housing Owner th Combination Creates 8 Largest U.S. Senior Housing Owner Company Properties # Units 100% Senior Housing 1 1,067 112,641 2 756 73,570 3 376 32,448 85% SHOP NOI 4 180 24,542 (Private) (4) (% of Pro Forma Company NOI) 5 224 24,173 6 171 17,660 $3bn Enterprise Value 7 146 16,084 (Private) (1) (2) 8 153 14,696 9 109 14,296 (Private) 92% Private Pay (3) 10 18 12,731 (Private) Source: ASHA Top 50 Owners 2025. Based on pro forma number of units for the combined company. (1) Pro forma unit count based on 84 owned Sonida properties (excludes managed properties) and CHP’s 69 properties (excludes 1 vacant land parcel). (2) Based on Sonida Available Units for 84 owned assets at share (excludes managed properties) plus total CHP units. (3) Includes the Erickson Senior Living CCRCs. 11 (4) Based on 3Q’25 YTD NOI.

Integrated Operating Model that Benefits from Market Densification Fully Integrated Operating and Investor Model driving higher synergies and returns for shareholders Benefits of Regional Densification Strategy Unique Owner / Operator / Investor Model ü Leverages local and regional operating structures (property management, operations, sales & marketing, clinical) ü Pure-play focus on senior living Owner ü Enhanced market knowledge and expertiseü Speed, control and flexibility to actively asset manage portfolio (i.e., acquisitions/dispositions, redevelopment, clustering) ü Operating Synergies across marketing, insurance, food & supplies ü Vertical integration provides full control of operations Operator ü Ability to rapidly integrate tuck-in acquisitions ü Scalability and operating efficiencies from regional clusters / densification ü Flexibility to manage staffing needs across local and regional portfolios ü C-Corp structure allows for reinvestment of cash-flow towards highest return opportunities Investor ü Wider leadership and development opportunities supports ü Operating synergies and local market intelligence leveraged talent retention and growth to drive higher yields and shareholder returns 12

U.S. Senior Housing Trends: Continued Favorable Set-Up

Demographic-driven Demand Acceleration + Market-driven Decelerating Supply

Senior Housing Demand Expected to Increase Further as 80+ Population Expands

80+ Demographic Growth Rates - Census Bureau Projections '24-'30



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
37%+ growth of 4M people to 18.8M through 2030
3.7%
3.3%
7%
3.1%
11%
7.3%
19%
5.3%
25%
4.8%
31%
4.4%
37%
2024
2025
2026
2027
2028
2029
2030
80+ Pop. YoY Increase
80+ Pop. % Increase vs. 2023

Limited New Supply Expected to Drive Multi-Year Occupancy Gains

Senior Housing Units under Construction – Primary Markets

-Q2'25 down 65% from peak-



55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
Units
Period Average
Q2'16
Q2'17
Q2'18
Q2'19
Q2'20
Q2'21
Q2'22
Q2'23
Q2'24
Q2'25

U.S. Occupancy Rate Climbs Above 89% in Q3'25E



81%
81%
82%
83%
83%
84%
84%
85%
86%
86%
87%
87%
87%
88%
89%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

Over $60bn of Aggregate Transaction Volume Since 2019

Senior Housing Transaction Volume

-FY25E volume on pace to exceed historical highs-



$14
$12
$10
$8
$6
$4
$2
-
$12
$6
$12
$7
$7
$12
$12+
$6
2019
2020
2021
2022
2023
2024
1H'25

Source: U.S. Census, NIC MAP and Green Street.

13

Multiple Levers for Sustained Long-Term Growth

SONIDA SENIOR LIVING

Flexible balance sheet and strong free cash flow profile position the Company to drive additional investment

Continued Same-Store Community Growth	Value-Add Investment Strategy	Continued Inorganic Growth Strategy
Pure-play senior housing company with ~14,700 modern, upscale senior housing units Significant industry tailwinds driving occupancy, rent and above-average same-store NOI growth	Deliver high ROI investments in existing portfolios, including repositioning, densification, and re-development projects Create larger, higher-margin campuses (i.e., Raider Ranch and North Bend Crossing)	Enhanced balance sheet to pursue external growth 2024 acquisitions tracking ahead of underwriting with over 10% yield-on-cost based on Q3 2025 annualized NOI[1]

Unique Upside as Owner, Operator & Investor

Ability to curate portfolio mix and regional clusters with incremental operating-level benefits of scale

(1) Based on quarter ended September 30, 2025 annualized NOI (pre-management fees), divided by acquisition cost for wholly-owned and JV assets; all figures for JV assets included at pro rata ownership.

14

Upside from Initial and Future Potential Synergies Immediate G&A savings from external advisor fees and public company costs (expected to be realized within first year); future upside to be evaluated across combined company operating cost base of >$500 million Initial Synergies (Year One Run-Rate) Future Potential Savings § Sonida management has identified categories for future upside cost Cost Category Annual Run-Rate Savings savings across the combined company P&Ls § Combined $500mm cost base will create opportunity for purchasing, External Advisor Fees $13mm labor, marketing and regional infrastructure cost savings Elimination of external investment management costs Corporate G&A Savings (Net) Reduction in duplicative accounting, tax and public company $3mm - $7mm costs, net of incremental retained personnel Year-One Run-Rate Estimate $16mm - $20mm (% of Target G&A) (70 – 85%) Labor & Payroll (1) Corporate G&A and Management Costs ($mm) $75 Future $57 $19 Synergies $42 Property $19 Operating rd 3 -Party Management $19 Mgmt. Fees $56 Expenses & $33 Costs & $38 G&A $23 Purchasing Regional Costs Total Infrastructure (2) Sonida CHP Pro Forma (Pre-Synergies) % of Total 7.4% 8.9% 10.4% 9.7% (3) Revenues Source: Company management. (1) Figures based on 2026 estimates and include corporate G&A net of stock based comp, non-recurring transaction expenses and Sonida management fee income on 13 managed properties on behalf of third-party owners. (2) Assumes $18mm synergies based on midpoint of estimated G&A cost savings ($16mm - $20mm). 15 (3) Based on total revenues including rental income from owned triple net properties.

Approach to Merger Integration Management team has extensive experience integrating senior housing operations at Sonida and scaling businesses over their careers § Sonida team has integrated assets from 8 different operators over the past 18 months with a consistent track record driving occupancy gains and margin improvements § Engaged third-party integration consultant to assist across IT, accounting and operations integration for Sonida – CHP merger § Adopting a measured approach across assets, regions and capabilities § Retain best-in-class talent across organizations and geographies Align Operations and Drive Achieve Run-Rate Additional Efficiencies Corporate Synergies and Operational Integrate Financial Purchasing Synergies Systems, Reporting and Finalize Integration and Asset Management; Key Retention Plans Effectuate G&A Savings Pre-Closing Closing / First 90 Days Year 1 Long-Term 16

Deep and Experienced Leadership Team The leadership team has executed on key initiatives to scale Experienced Management Team (Year Joined) the operating platform and grow its asset base Brandon Ribar Kevin Detz § Assembled deep management team led by Brandon Ribar Chief Financial Officer Chief Executive Officer ü Added Kevin Detz (CFO) to strengthen financial discipline and scalability, (2022) (2019) Max Levy (CIO) to drive investment strategy and portfolio growth, and Tabitha Bailey (Chief Legal Officer) to enhance legal, regulatory and M&A expertise Tabitha Bailey Max Levy Chief Investment Officer Chief Legal Officer § Strengthened governance and strategic alignment (2024) (2024) ü Appointment of Michael Simanovsky as Chairman, strengthening leadership and capital allocation initiatives ü Sonida will add two new, highly experienced board members from CHP; appointment of Stephen Mauldin ensures clear continuity and a unified Proposed Director Additions (Post-Close) strategic vision § Conversant has a strong history of private and structured investments – Michael Simanovsky – New Board Chair optimal & flexible capital solutions provider Managing Partner (Conversant Capital) ü $110mm additional equity investment and ongoing commitment provide long- term capital support, fuels growth initiatives and ensures interests remain closely aligned with shareholders as the company executes its strategic plan ü Other Select Private and Structured Investments: Stephen Mauldin CNL Healthcare Properties, Inc. Current CEO, President and Vice Chairman 17

Transaction Highlights The combination of Sonida and CHP creates a pure-play, high-growth and differentiated senior housing platform of scale that is primed to capitalize on long-term sector tailwinds Top 10 U.S. Senior Housing Company with approximately 14,700 Owned Units Meaningfully Accretive to Normalized FFO per Share and Free Cash Flow, with Substantial Near-Term and Future Synergies Increased Equity Market Capitalization, Liquidity and Access to Capital Enhanced Balance Sheet with Flexibility to Invest in High ROI Internal and External Opportunities Significant Long-Term Value Upside in the Combined Company with Multiple Levers for Growth Experienced Leadership with Strong Capital Allocation Track Record and Alignment of Interest Unique Owner – Operator – Investor Model Provides Benefits of Scale from Densification / Cluster Investment Strategy 18

Appendix 19

Sources and Uses Transaction consideration of ~$1.8 billion funded with Sonida common stock and $900 million committed bridge financing; additional $300 million upsized Revolving Credit Facility providing dry powder § Incremental common equity commitment of $110 million from Conversant and Silk § Additional $900 million bridge to backstop cash consideration to CHP ($404 million) and refinance of CHP debt ($565 million) § Committed new revolving credit facility of $300 million, which will replace existing revolver upon closing; accordion feature provides for potential to upsize total bank facilities to $1.25 billion § Permanent debt expected to comprise a combination of bank term loan, agency loans and/or other mortgage debt Sources $mm Uses $mm Sonida Equity Issuance to CHP $797 Purchase of CHP Equity $1,200 New Debt 904 Paydown of CHP Credit Facilities 565 Insider Equity Investment 110 Transaction Cost Estimate 75 Cash From Balance Sheet 30 Total $1,840 Total $1,840 20 Source: Sonida company filings. Balance sheet items as of 9/30/2025. CHP equity value based on $6.90 per share.

Enhanced Balance Sheet Positioned for Future Growth

SONIDA SENIOR LIVING

Pro Forma Capitalization *(at Reference Price; subject to collar)*

($mm, unless noted)	Sonida Pre-Transaction	Pro Forma
Reference Price	$26.74	$26.74
Fully Diluted Shares Outstanding	19.0[2]	52.9
Implied Equity Value	**$508**	**$1,415**
$150mm Secured RCF	86	-
$300mm New Secured RCF	-	86
Existing Mortgage Debt	580	580
Pro Rata Share of Unconsolidated JV Debt	11	11
Consolidated JV Debt	22	22
Less: JV Partner Share of Consolidated Debt	(11)	(11)
Expected New Debt	-	904
Total Debt	**$689**	**$1,593**
(-) Cash and Equivalents[3]	(17)	(45)
Net Debt	**$672**	**$1,548**
Preferred Stock	51	51
Total Implied Enterprise Value	**$1,232**	**$3,014**

Pro Forma Leverage



Net Debt / Adjusted EBITDA [1]
Low-9x
Mid- to Upper- 7x
~6.0x
Current
Pro Forma
Target

Anticipated Debt Maturity Schedule ($mm) [4]



$4
$11
$11
$131
$425
-
$86
$21
2025
2026
2027
2028
2029
2030
2031+
Existing Sonida Debt
RCF
New Debt[5]

Source: Sonida company filings. Balance sheet items as of 9/30/2025. Final share issuance subject to Collar and Closing Price.
(1) 2026E pro forma Adjusted EBITDA of approximately $195mm includes G&A synergies of $16mm to $20mm. Net Debt excludes preferred stock.
(2) Reflects fully diluted share count including 18.8mm of economic shares and 0.2mm of RSUs and PSUs. Excludes potential impact of Sonida's convertible preferred stock and warrants.
(3) Excludes restricted cash.
(4) Based on principal maturity date. Does not reflect annual amortization of principal amounts. Please refer to company filings for additional information.
(5) New Debt expected to comprise agency, term loan A / bank facilities and / or other mortgage debt.

21

Definitions Available Units is defined by the Company as all units that are part of the Total Portfolio, excluding those that were out of service for the named period. Available Units is used in the calculation of RevPAR and occupancy. RevPOR, or average monthly revenue per occupied unit, is defined by the Company as resident revenue for the period, divided by the weighted average number of occupied units in the corresponding portfolio for the period, divided by the number of months in the period. st Same-Store Community Portfolio is defined by the Company as communities that are consolidated, wholly or partially owned, and operational for the full year in each year beginning as of January 1 of the prior year. Consolidated communities excluded from the same-store community portfolio include the Acquisition Community Portfolio, the Repositioning Portfolio, and certain communities that have experienced a casualty event that has significantly impacted their operations. Acquisition Community Portfolio is defined by the Company as communities that are wholly or partially owned, acquired in the current year or prior comparison year, and are not operational in both comparison years. An operational community is defined as a community that has maintained its certificate of occupancy and has made at least 80% of its wholly owned or partially owned units available for five consecutive quarters. Repositioning Portfolio is defined by the Company as communities that are wholly or partially owned and have undergone or are undergoing strategic repositioning as a result of significant changes in the business model, care offerings, and/or capital re-investment plans, that in each case, have disrupted, or are expected to disrupt, normal course operations. These communities will be included in the Same-Store Community Portfolio once operating under normal course operating structures for the full year in each year beginning as of January 1st of the prior year. Senior Housing / Senior Housing Operating Properties (SHOP): Senior Housing is defined as residential real estate assets designed to accommodate the needs of senior residents, including but not limited to independent living, assisted living, and memory care facilities. Within this category, Senior Housing Operating Properties (SHOP) refers exclusively to those properties in which the Company, directly or through third-party management agreements, maintains operational control and bears the associated risks and rewards of ownership, including but not limited to occupancy, revenue generation, and operating expenses. For the avoidance of doubt, this definition expressly excludes senior housing properties subject to triple net lease agreements. Under such agreements, operational responsibilities, including property management, operating expenses, and financial performance, are borne solely by the lessee, and the Company’s involvement is limited to receiving fixed rental payments. As such, triple net lease assets are not included within the scope of the SHOP portfolio. Total Portfolio is defined by the Company as all communities that are wholly or partially owned and managed communities that are not owned. Total Units is defined by the Company as all units that are part of the Total Portfolio, including those that were out of service for the named period. 22

Non-GAAP Financial Measures This Presentation may contain the financial measures (1) Net Operating Income, (2) Net Operating Income Margin, (3) Adjusted EBITDA, (4) Normalized FFO and (5) Same-store amounts for these metrics, each of which is not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Presentations of these non-GAAP financial measures are intended to aid investors in better understanding the factors and trends affecting the Company’s performance and liquidity. However, investors should not consider these non-GAAP financial measures as a substitute for financial measures determined in accordance with GAAP, including net income (loss), income (loss) from operations, net cash provided by (used in) operating activities, or revenue. Investors are cautioned that amounts presented in accordance with the Company’s definitions of these non-GAAP financial measures may not be comparable to similar measures disclosed by other companies because not all companies calculate non-GAAP measures in the same manner. Net Operating Income (“NOI”) and Net Operating Income Margin (“NOI Margin”): Net Operating Income and Net Operating Income Margin are non-GAAP performance measures that the Company defines as net income (loss) excluding: general and administrative expenses (inclusive of stock-based compensation expense), interest income, interest expense, other income (expense), provision for income taxes, management fees, and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include depreciation and amortization expense, transaction, transition and restructuring costs, impairment of assets held for sale, gain on extinguishment of debt, loss from equity method investment, casualty loss, non-recurring settlement fees, non-income tax, and non-property tax. Net Operating Income Margin is calculated by dividing Net Operating Income by resident revenue. The Company presents these non-GAAP measures on a consolidated community and same-store community basis. Adjusted EBITDA: Adjusted EBITDA is a non-GAAP performance measure that the Company defines as net income (loss) excluding: depreciation and amortization expense, interest income, interest expense, other expense/income, provision for income taxes; and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include stock-based compensation expense, provision for credit losses, casualty losses, transaction, transition and restructuring costs and impairment of assets held for sale. The Company believes that presentation of Net Operating Income and Net Operating Income Margin as performance measures is useful to investors because such measures are some of the metrics used by the Company’s management to evaluate the performance of the Company’s owned portfolio of communities, to review the Company’s comparable historic and prospective core operating performance of the Company’s owned communities, and to make day-today operating decisions. The Company also believes that the presentation of such non-GAAP financial measures and Adjusted EBITDA is useful to investors because such measures provide an assessment of operational factors that management can impact in the short-term, primarily revenues and the controllable cost structure of the organization, by eliminating items related to the Company’s financing and capital structure and other items that management does not consider as part of the Company’s underlying core operating performance and that management believes impact the comparability of performance between periods. Net Operating Income and Net Operating Income Margin have material limitations as performance measures, including the exclusion of general and administrative expenses that are necessary to operate the Company and oversee its communities. Furthermore, such non-GAAP financial measures and Adjusted EBITDA exclude (i) interest that is necessary to operate the Company’s business under its current financing and capital structure, and (ii) depreciation, amortization, and impairment charges that may represent the wear and tear and/or reduction in value of the Company’s communities and other assets and may be indicative of future needs for capital expenditures. The Company may also incur income/expense similar to those for which adjustments may be made and such income/expense may significantly affect the Company’s operating results. Normalized FFO attributable to common stockholders (“Normalized FFO”) is a non-GAAP performance measure that the company defines as net income (loss) attributable to common shareholders plus real estate related depreciation and amortization, plus share of real estate related depreciation and amortization from unconsolidated entities, less non-controlling interests’ share of real estate related depreciation and amortization, plus gains (losses) from the sale of depreciable real estate assets less taxes associated with real estate dispositions; plus (less) long-lived impairment of real estate, plus transaction, transition and restructuring costs, conversion costs, casualty losses, gains / losses on derivatives, gains / losses on extinguishment of debt (including the write-off of unamortized deferred financing fees, costs, discounts, make-whole payments, penalties, or premiums related to early debt retirement or repayment) and other non-recurring credits or expenses. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. However, since real estate values historically have risen or fallen with market conditions, many industry investors deem presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For that reason, the Company considers Normalized FFO to be an appropriate supplemental measure of operating performance. The Company believes that the presentation of Normalized FFO is a useful measure for investors’ understanding and comparing our operating results because, by excluding gains and losses related to sales of previously depreciated operating real estate assets, impairment losses on depreciable real estate and real estate asset depreciation and amortization (which can differ across owners of similar assets in similar condition based on historical cost accounting and useful life estimates), Normalized FFO is useful because it allows investors, analysts and Company management to compare the Company’s operating performance across periods on a consistent basis. 23

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